Follow-Up Materials

06011813

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Liquor Stores Income Fund

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
MAR 2 2 2006
THOMSON
FINANCIAL

FILE NO. 82- 34937 FISCAL YEAR 12-31-05

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: DW
DAT : 3/21/06

AR/S
12-31-05

February 17, 2006

Attention Business/Financial Editors:

Liquor Stores Income Fund Reports 2005 Year End and Fourth Quarter Earnings:

EDMONTON, February 17/CNW - Liquor Stores Income Fund (the "Fund") (TSX: LIQ.UN) announced its results for 2005. The Fund reported sales of $157.4 million compared to $120.0 million in 2004. For the year ended December 31, 2005, earnings, before non-controlling interest, were $10.3 million or $1.0287 per weighted average unit outstanding, and net earnings were $6.1 million or $1.0446 per weighted average unit outstanding. Distributable cash for the year was $1.1370 per unit and distributions declared were $1.0500 per unit.

Sales during the fourth quarter of 2005 were $50.7 million compared to $34.7 million in 2004. For the fourth quarter of 2005, distributable cash per unit was $0.4353 compared to $0.3815 in the fourth quarter of 2004. Distributions declared during the fourth quarter of 2005 were $0.2687 per unit.

Store gross margin percentages for the year and quarter ended December 31, 2005 were up 1.0% and 0.4%, respectively, compared to the same periods in 2004.

Irv Kipnes, President and Chief Executive Officer of the Fund stated, "We are extremely pleased with the performance of the Fund in 2005 related to earnings, acquisitions and new store development. We are expecting continued sales and earnings growth in 2006 as a result of the 22 acquisitions in 2005 and 3 new stores opened in 2005, and our continuing program of acquisition and new store development."

On January 10, 2006, the Fund announced its intention to increase monthly distributions from $0.08958 per unit ($1.075 annually) to $0.10 per unit ($1.20 annually) commencing with the distribution to be paid on February 15, 2006 to Unitholders of record on January 31, 2006. The increase in Unitholder distributions is due to the continued strong financial performance of the Fund.

Currently the Fund has commitments for the development and opening of 8 new stores in 2006 and several more that are pending. For 2006 and beyond, the Fund will continue to follow the same acquisition and store development strategy that led to the increase in the number of stores from 50 to 75 in 2005. Acquisition opportunities are being actively pursued although none can be currently announced.

About Liquor Stores Income Fund

The Fund is a publicly traded Canadian income fund that participates in the retail liquor industry in Alberta and British Columbia through its 59.84% interest in Liquor Stores Limited Partnership. Liquor Stores Income Fund is Canada's only publicly traded entity with interests exclusively in the retailing of liquor products.

The Fund is the largest liquor retailer in Alberta by number of stores. The Fund currently operates 75 stores, 5 of which are located in British Columbia. In 2005, the Fund has acquired or developed 21 stores in Alberta, and 4 in British Columbia.

The Fund Units trade on the Toronto Stock Exchange under the symbol LIQ.UN.

Additional information about Liquor Stores Income Fund is available at www.sedar.com and the Fund's website at www.liquorstoresincomefund.ca.

For further information, please contact:

Irv Kipnes	Patrick de Grace, CA
Chief Executive Officer	Chief Financial Officer
Liquor Stores GP Inc.	Liquor Stores GP Inc.
(780) 944-9994 ext 6	(780) 917-4179

NON-GAAP MEASURES

References to "EBITDA" are to earnings before interest, income taxes, depreciation and amortization and references to "distributable cash" are to cash available for distribution to Unitholders in accordance with the distribution policies of the Fund. Management believes that, in addition to income or loss, EBITDA and cash available for distribution before debt service, changes in working capital, capital expenditures and income taxes are useful supplemental measures of performance. Specifically, management believes that EBITDA is the appropriate measure from which to make adjustments to determine the distributable cash of the Fund. Distributable cash of the Fund is a measure generally used by Canadian open-ended trusts as an indicator of financial performance. As one of the factors that may be considered relevant by prospective investors is the cash distributed by the Fund relative to the price of the Fund Units, management believes that distributable cash of the Fund is a useful supplemental measure that may assist prospective investors in assessing an investment in the Fund.

EBITDA and distributable cash are not earnings measures recognized by GAAP and do not have standardized meanings prescribed by GAAP. Investors are cautioned that EBITDA and distributable cash should not replace net income or loss (as determined in accordance with GAAP) as an indicator of the Fund's performance, of its cash flows from operating, investing and financing activities or as a measure of its liquidity and cash flows. The Fund's methods of calculating EBITDA and distributable cash may differ from the methods used by other issuers. Therefore, the Fund's EBITDA and distributable cash may not be comparable to similar measures presented by other issuers.

Earnings from operations have been calculated as follows. In the case of the Fund, earnings from operations have been derived by adding interest expense, income tax expense, amortization of property and equipment, intangibles and pre-opening costs and non-controlling interest to net earnings for the period. In the case of the Vendors (as defined in the Management's Discussion Analysis attached hereto) and, earnings from operations have been derived by adding amortization expense, charitable donations, management salaries to directors, officers and shareholders, interest expense, income tax expense and non-controlling interest to the net income for the period and subtracting from the resulting total income taxes recovered and income arising from subsidiaries accounted for on an equity basis.

Earnings from operations as so calculated is not a measure recognized by GAAP and does not have a standardized meaning prescribed by GAAP. Investors are cautioned that earnings from operations as so calculated should not replace net income or loss (as determined in accordance with GAAP) as an indicator of the Fund's performance, of its cash flows from operating, investing and financing activities or as a measure of its liquidity and cash flows. The Fund's method of calculating earnings from operations as so calculated may differ from the methods used by other issuers. Therefore, the Fund's earnings from operations as so calculated may not be comparable to similar measures presented by other issuers.

FORWARD LOOKING STATEMENTS

This press release contains forward-looking statements. All statements other than statements of historical fact contained in this press release are forward-looking statements, including, without limitation, statements regarding the future financial position, cash distributions, business strategy, proposed acquisitions, budgets, litigation, projected costs and plans and objectives of or involving the Fund or Liquor Stores LP. You can identify many of these statements by looking for words such as "believes", "expects", "will", "intends", "projects", "anticipates", "estimates", "continues" or similar words or the negative thereof. These forward-looking statements include statements with respect to the amount and timing of the payment of the distributions of the Fund. There can be no assurance that the plans, intentions or expectations upon which these forward-looking statements are based will occur. Forward-looking statements are subject to risks, uncertainties and assumptions, including, but not limited to, those discussed elsewhere in this press release. There can be no assurance that such expectations will prove to be correct.

Some of the factors that could affect future results and could cause results to differ materially from those expressed in the forward-looking statements contained herein include, but are not limited to, those discussed under 'Risk Factors" in the Management's Discussion and Analysis attached hereto.

The information contained in this press release, including the information set forth under "Risk Factors" in the Management's Discussion and Analysis attached hereto, identifies additional factors that could affect the operating results and performance of the Fund and Liquor Stores LP.

The forward-looking statements contained herein are expressly qualified in their entirety by this cautionary statement. The forward-looking statements included in this press release are made as of the date of this press release and the Fund assumes no obligation to update or revise them to reflect new events or circumstances except as expressly required by applicable securities law.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This management's discussion and analysis ("MD&A") should be read in conjunction with the consolidated financial statements and accompanying notes ("Financial Statements") of Liquor Stores Income Fund (the "Fund") for the year ended December 31, 2005. Results are reported in Canadian dollars unless otherwise stated and have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). Certain dollar amounts have been rounded to the nearest hundred thousand dollars or thousand dollars. References to notes are to the notes to the Financial Statements of the Fund unless otherwise stated.

Throughout this MD&A references are made to "EBITDA", "distributable cash", "earnings from operations", and other "Non-GAAP Measures". A description of these measures and their limitations are discussed below under "Non-GAAP Measures".

This MD&A is dated February 17, 2006.

OVERVIEW OF THE FUND

Issuance of Fund Units and Development of the Business

The Fund is an unincorporated open ended, limited purpose trust established under the laws of the Province of Alberta pursuant to a Declaration of Trust dated August 10, 2004. The Units of the Fund trade on the Toronto Stock Exchange under the symbol LIQ.UN.

The Fund commenced business operations on September 28, 2004, when it completed an initial public offering (the "IPO") of 4,300,000 Fund Units, at a price of $10 per unit. Net proceeds of the issue after costs were $37,814,172.

The Fund used the proceeds from the IPO to acquire a 50.6% indirect interest in Liquor Stores Limited Partnership ("Liquor Stores LP"). In turn, Liquor Stores LP used the proceeds, its credit facilities as well as Subordinated and Exchangeable LP Units to acquire the net assets of The Liquor Depot Corporation ("Liquor Depot") and Liquor World Group Inc. ("Liquor World") and other wholly owned subsidiaries or companies that were under common control (collectively, the "Vendors"). The attributes of the Subordinated and Exchangeable LP Units are described in note 15 to the financial statements.

On March 2, 2005, the Fund completed a private placement of 1,830,000 Fund Units at $16.40 per unit for proceeds, after the cost of the issue, of $28,679,064. The proceeds were used to increase the Fund's interest in Liquor Stores LP to 59.34%. Liquor Stores LP used the funds to repay bank indebtedness, acquire 22 retail liquor stores, open 3 new stores and for general corporate purposes. The remaining funds are available for future acquisitions.

The following table summarizes the costs for acquisitions and development of stores since inception:

	Initial Acquisition September 28, 2004	Acquisitions and New Stores Fiscal 2005	Since Inception
Number of Stores	50	25	75
Property & Equipment	$12,319,558	$ 6,328,445	$ 18,648,003
Goodwill	66,943,639	15,778,536	82,722,175
Intangible assets	429,000	57,569	486,569
Other assets	121,975	-	121,975
Net Working capital	17,631,534	6,758,823	24,390,357
	$97,445,706	$28,923,373	$126,369,079

In addition to expenditures related to new or acquired stores in 2005, the Fund spent $656,266 on maintenance capital expenditures.

The geographic location of the Fund's liquor stores at December 31, 2005 is provided in the following table:

	Alberta			British Columbia		
Number of Stores	Edmonton	Calgary	Other	Lower Mainland	Other	Total
Initial acquisition	30	13	6	1		50
2005 Acquired or Developed	7	7	7	2	2	25
Total	37	20	13	3	2	75

References to Edmonton and Calgary are to stores located in or near those urban centres.
Other communities served in Alberta include Red Deer, Lethbridge, Fort McMurray, Slave Lake & Banff.
In British Columbia other communities served include Victoria and Kamloops.

Business of the Fund

The Province of Alberta is the only province in Canada that has a fully privatized retail distribution system for adult beverages. With 70 liquor stores operating in Alberta, where there are approximately 1,050 liquor stores, the Fund is the largest liquor store operator by number of stores. It is management's belief that in Alberta the Fund is the second largest liquor store operator by revenue.

The Fund also operates five stores in British Columbia. The Province of British Columbia's model for liquor distribution is a blend of private and government operated retail outlets.

Basis of Management's Discussion and Analysis

The Fund commenced operation on September 28, 2004 and completed its first full fiscal year on December 31, 2005. To provide meaningful information, the MD&A compares the Fund's 2005 operating results to the results of the Fund for the fourth quarter of 2004 combined with the results of the Vendors for the first three quarters of 2004. The Vendors' financial information is unaudited and has been adjusted to eliminate certain discretionary expenses incurred by the Vendors prior to September 28, 2004 when they were privately held entities.

Distributable Cash and Cash Distributions

The Fund's policy is to distribute annually to Unitholders available cash from operations after cash required for maintenance capital expenditures, working capital reserve, and other reserves considered advisable by the Trustees of the Fund. The policy allows the Fund to make stable monthly distributions to its Unitholders based on its estimate of distributable cash for the year. The Fund pays cash distributions on or about the 15th of each month to Unitholders of record on the last business day of the previous month.

The Fund reviews its historic and expected results on a regular basis. This review includes consideration of economic conditions, including labour market trends, and the competitive environment. Based on this review, cash distributions have been made as follows:

Payment Dates	Monthly	Annualized
November 15, 2004 to May 16, 2005	$0.08333	$1.000
June 16, 2005 to January 16, 2006	$0.08958	$1.075
Commencing February 15, 2006	$0.10000	$1.200

Distributions declared for the year ended December 31, 2005 were $10,539,971 or $1.05 per unit. On a weighted average basis, distributable cash per unit was $1.14 resulting in a 92.5% payout ratio. Since inception the Fund has paid out 87.0% of its distributable cash and the amount by which distributable cash since inception exceeds distributions since inception is $1,905,151. This excess is available for the Fund's future needs.

Of the distributions paid in 2005 approximately 30% are tax deferred to Unitholders. For 2006, the tax deferred portion of distributions is expected to be in the range of 25% to 30%.

Distributable cash per unit (Fund Units, Exchangeable and Subordinated LP Units)

The following table summarizes the distributable cash of the Fund for the year and quarter ended December 31, 2005 and the quarter ended December 31, 2004. The Fund views distributable cash as an operating performance measure. The Fund's purchases of property and equipment required to maintain its existing stores are minimal and the Fund distributes a significant portion of its earnings on an annual basis, once adjusted for non-cash items. Therefore, the Fund uses net earnings as the starting point for the calculation of distributable cash.

	Jan 1, 2005 to Dec 31, 2005	Oct 1, 2005 to Dec 31, 2005	Sept 28, 2004 to Dec. 31, 2004
Net earnings for the period	$6,097,948	$2,201,738	$1,495,705
Add: Interest expense	858,970	338,024	257,538
Add: Amortization of property & equipment	1,349,357	466,063	249,728
Add: Amortization of intangible assets	85,800	21,450	22,534
Add: Amortization of pre-opening costs	82,566	37,213	-
Add: Future income taxes	(20,000)	(43,100)	6,000
EBITDA	8,454,641	3,021,388	2,031,505
Add: Non-controlling interest	4,213,705	1,474,022	1,460,921
Add: Proceeds on disposal of property and equipment	-	-	1,350
Add: Non-cash charge on a store relocation	267,400	267,400	-
Less: Interest paid	(882,318)	(239,155)	(135,321)
Less: Purchase of non-growth property and equipment	(656,266)	(27,461)	(115,786)
Distributable cash	$11,397,162	$4,496,194	$3,242,669
Weighted average Units outstanding *	10,024,165	10,330,000	8,500,000
Distributable cash per Unit (weighted average)	$1.14	$0.44	$0.38
Distributions declared per unit	$1.05	$0.27	$0.26
Basic earnings per Unit	$1.04	$0.36	$0.35
Diluted earnings per unit	$1.03	$0.36	$0.35

(*) Weighted average number of units x number of days outstanding / number of days in the period.

The following table provides a reconciliation of the purchase of property and equipment as reported on the Statement of Cash Flows to the purchase of non-growth property and equipment used to determine distributable cash:

	Jan 1, 2005 to Dec 31, 2005	**Oct 1, 2005 to Dec 31, 2005**	**Sept 28, 2004 to Dec. 31, 2004**
Purchase of property and equipment from the Statement of Cash Flows	$2,618,341	$910,398	$115,786
Less: Amounts relating to developed and acquired stores	(1,962,075)	(882,937)	-
Purchase of non-growth property and equipment	$656,266	$27,461	$115,786

Amounts relating to the development and acquisition of stores are considered growth expenditures. Growth expenditures are not included in the calculation of distributable cash.

In the fourth quarter of 2005 a review of non-growth capital expenditures for the year was conducted. Non-recurring purchases of $455,200 previously identified as non-growth items in the first three quarters of the year were reclassified to growth expenditures. Included in this amount were $209,272 for store equipment, $150,595 to implement a new head office computer system, and $90,872 for vehicles.

Repairs and maintenance expensed in store operations for the year and quarter ended December 31, 2005 were $215,046 and $55,589, respectively.

Unitholders' Equity and Non-controlling Interest

The following units were outstanding as of December 31, 2005:

	Units
Fund Units (see note 14 to the financial statements)	6,179,683
Liquor Stores LP Exchangeable LP Units (see note 15 to the financial statements)	2,025,317
Liquor Stores LP Subordinated LP Units (see note 15 to the financial statements)	2,125,000
	10,330,000

The Liquor Stores Subordinated and Exchangeable LP Units represent a non-controlling interest in the Fund.

In 2005, 49,683 Liquor Stores LP Exchangeable LP Units were exchanged for Fund Units resulting in an increase in Unitholders' Equity of $496,830.

SELECTED FINANCIAL INFORMATION AND RESULTS FROM OPERATIONS

Operating Results

The following table summarizes the operating results for the year and quarter ended December 31, 2005 with comparative figures for 2004. The basis of presentation for the Vendors / Fund information is described under the heading "Basis of Management's Discussion and Analysis" above.

	Fund 12 Months 2005	Vendors - 9 Months Fund – 3 Months 2004 (Unaudited)	Fund 4th Quarter 2005 (Unaudited)	Fund 4th Quarter 2004 (Unaudited)
Sales	$157,443,781	$120,043,234	$50,685,505	$34,736,150
Gross Margin	35,329,193	25,649,870	11,596,254	7,814,388
Margin Rate	22.4%	21.4%	22.9%	22.5%
Administrative, operating, and store acquisition and development expenses	22,393,447	16,589,863	6,833,444	4,343,900
Earnings from operations, as defined*	$12,935,746	$9,060,007	$4,762,810	$3,470,488
Percent of Sales	8.2%	7.5%	9.4%	10.0%

*Earnings from operations have been calculated as described under "Non-GAAP Measures".

Correction of Previous Period Statistical and Comparative Information

Correction of Same Store Sales for the 3 Quarters Ended September 30, 2005 and September 30 2004 (Pre IPO)

In its management's discussion and analysis for the third quarter of 2005, the Fund presented year to date same store sales information of $80.9 million for the nine months ended September 30, 2005 as compared to $83.6 million for the Vendors for the same period in 2004, representing a decrease in same store sales of 3.2%. Same store sales should have been presented as $82.0 million for the nine months ended September 30, 2005 as compared to $84.1 million for the Vendors for the nine months ended September 30, 2004, representing a decrease of 2.5%.

Correction of Earnings from Operations for the Nine Months Ended September 30, 2004 (Pre IPO)

The Fund also compared its year to date earnings of $3.5 million for the nine months ended September 30, 2005 to $1.6 million in earnings for the Vendors for the same period in 2004, representing an increase of 118.5%. The Vendors' year to date earnings for the nine months ended September 30, 2004 should have been reported as $2.3 million, resulting in an increase of 52%.

These corrections do not affect the Fund's financial statements for the nine months ended September 30, 2005 or any prior period or for the year ended December 31, 2005. The Fund completed its initial public offering on September 28, 2004.

Sales

Same store sales are measures in the evaluation of operating performance. The following summarizes same store sales by quarter for 2005 and 2004.

	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Year
Number of stores	45	45	47	49	
2005	$23,141,047	$28,356,854	$30,467,021	$35,278,107	$117,243,029
% Change 2004 to 2005	(2.6)%	(4.4)%	(0.1)%	1.4%	(1.4)%
2004	$23,745,699	$29,660,152	$30,662,274	$34,790,484	$118,858,609

For the year, sales were $157.4 million compared to $120.0 million in 2004 for an increase of $37.4 million. When stores are acquired, their practices related to discounting and credit sales are reviewed and adjusted to the Fund's more disciplined standards. These actions and, to a lesser extent, increased competition caused same store sales for the year to decrease to $117.2 million for 2005 compared to $118.9 in 2004 reflecting a decrease of $1.7 million or 1.4%. However, sales for the fourth quarter were $50.7 million compared to $34.7 million in the fourth quarter of 2004 reflecting an increase of $16.0 million. Same store sales increased by $0.5 million or 1.4% from $34.8 million in 2004 to $35.3 million in 2005.

Gross Margin

Gross margin for 2005 was $35.3 million compared to $25.6 million in 2004. While most of the $9.7 million increase was due to the 31.2% sales increase, the Fund also achieved a 1.0% gross margin rate improvement from 21.4% to 22.4%. Factors that contributed to the increase in gross margin included a more stringent credit and discount policy, elimination of a third party affinity program in most stores, the harmonization of retail pricing and the purchase of inventory when limited time offers are in effect.

For the fourth quarter of 2005, gross margin was $11.6 million compared to $7.8 million in 2004. The gross margin increase of $3.8 million was driven by a 45.9% increase in sales and an increase in gross margin rate of 0.4% compared to the fourth quarter of 2004.

Combined Administrative, Operating and Acquisition and Store Development Expense

("Operating Expenses")

Operating expenses for 2005 of $22.4 million compare to $16.6 million in 2004. The increase in operating expenses was due primarily to the increase in the number of stores being operated from 50 at the end of 2004 to 75 at the end of 2005. Head office costs also increased relative to 2004 as staff was added at head office to enhance operations and to support the Fund's acquisition activities.

Fourth quarter operating expenses increased to $6.8 million in 2005 from $4.3 million in 2004. For the entire fourth quarter of 2005, 68 stores were in operation compared to 50 stores in the fourth quarter of 2004 and an additional 7 stores became operational during the fourth quarter of 2005. The addition of staff to accommodate growth as well as increased consulting services contributed to increased head office expenses in the fourth quarter of 2005 compared to the fourth quarter of 2004.

Earnings from Operations (as defined)

Earnings from operations (as defined under Non-GAAP Measures) increased to $12.9 million in 2005 from $9.1 million in 2004 for an increase of $3.8 million.

For the fourth quarter of 2005, earnings from operations increased to $4.8 million from $3.5 million in the same quarter in 2004 reflecting a $1.3 million increase.

For both the year and the fourth quarter the increase in earnings from operations resulted from higher gross margin, the addition of new stores, and the synergies from the combination of Liquor World and Liquor Depot.

Earnings from operations as a percentage of sales increased to 8.2% for the year ended December 31, 2005 from 7.5% for the year ended December 31, 2004. However, there was a decrease to 9.4% for the fourth quarter of 2005 from 10.0% in the fourth quarter of 2004 resulting from consulting fees related to special projects and recruitment as well as the increase in head office staff.

Net Earnings

Net earnings for 2005, after the deduction of non-controlling interest and as determined in accordance with GAAP, were $6.1 million. The Fund commenced operations on September 28, 2004. Net earnings for the 95 days ended December 31, 2004 were $1.5 million.

Condensed Annual and Quarterly Information

Balance Sheet	Dec 31, 2005 (4th Quarter)	Sept 30, 2005 (3rd Quarter)	June 30, 2005 (2nd Quarter)	Mar. 31, 2005 (1st quarter)	Dec. 31, 2005 (year)	Dec. 31, 2004 (includes results of operations from Sept 28, 2004)
Cash and cash equivalents	$2,047,400	$171,892	$265,785	$10,198,704	$2,047,400	$178,672
Total assets	140,806,211	127,114,352	118,425,028	126,039,848	140,806,211	102,080,855
Bank indebtedness	15,492,652	8,993,000	0	7,444,907	15,492,652	11,397,240
Total current liabilities	20,426,910	11,627,892	2,996,258	10,669,395	20,426,910	14,106,849
Long-term debt	11,352,466	7,358,800	7,500,000	7,481,439	11,352,466	7,397,917
Unitholders' equity	67,326,605	66,647,957	66,166,596	66,147,285	67,326,605	38,199,609
Non-controlling interest	41,700,230	41,470,603	41,762,174	41,741,729	41,700,230	42,376,840
Statement of Earnings						
Sales	$50,685,505	$41,434,078	$38,505,474	$26,818,724	$157,443,781	$35,542,909
Gross Margin	11,596,253	9,265,911	8,546,715	5,920,314	35,329,193	7,971,151
Earnings before non-controlling interest	3,675,760	2,965,875	2,759,826	910,192	10,311,653	2,956,626
Net earnings for the period	2,201,738	1,763,798	1,637,049	495,363	6,097,948	1,495,705
Basic earnings per unit	$0.38	$0.29	$0.27	$0.10	$1.04	$0.35
Diluted earnings per unit	$0.37	$0.29	$0.27	$0.10	$1.03	$0.35
Distributable cash per Unit	$0.44	$0.29	$0.26	$0.14	$1.14	$0.38

The annual and quarterly trends primarily reflect the growth in the Fund's business that has been achieved through acquisitions and new store openings. In addition to the impact of this growth on the Fund's results, the liquor retailing industry is subject to some seasonal trends. Store sales occur, approximately 20%, 25%, 25% and 30% in the first, second, third, and fourth quarters, respectively. Historically, earnings and EBITDA strengthen as the year progresses

In 2005, 25 stores were acquired or developed. There were thirteen acquisitions in March, one in July, three in October, four in November and one in December. Two new locations were opened in May in British Columbia and one in December in Alberta.

LIQUIDITY AND CAPITAL RESOURCES

Distributable Cash and Cash Distributions

The Fund's policy is to make stable monthly distributions to its Unitholders based on its estimate of distributable cash for the year.

On May 16, 2005, the Fund increased its monthly distribution by $0.00625 per unit from $0.08333 to $0.08958 (from $1.00 to $1.075 annually) commencing with the distribution that was paid to unitholders of record on May 31, 2005.

On January 9, 2006 a further increase in monthly distributions was announced. Commencing with the February 16, 2006 distributions were increased by $0.01042 per unit from $0.08958 to $0.10 (from $1.075 to $1.20 annually).

Credit Facilities

The Fund has a $24 million demand operating loan that can be increased to $30 million to accommodate seasonal inventory highs, a $12.5 million committed non-revolving capital loan and a $10 million committed non-revolving acquisition loan with a Canadian chartered bank. The $10 million committed non-revolving acquisition loan was not utilized as of December 31, 2005.

As of December 31, 2005, total indebtedness under all credit facilities was $26.8 million compared to $18.8 million as of December 31, 2004. Indebtedness is directly related to the inventory levels for the operation of 25 additional stores.

Capital Expenditures

During 2005, the Fund purchased the assets of 22 retail liquor stores (note 5 to the Financial Statements) with cash from existing credit facilities and the proceeds from the issuance of Fund Units (note 4 to the Financial Statements). In addition, two new stores, Liquor Depot Kamloops and Liquor Depot Richmond, opened in British Columbia on May 6, 2005 and one new store, Grapes and Grains South, opened in Alberta on December 12, 2005.

The Fund will continue to pursue acquisition opportunities and to open new stores in 2006. In addition the replacement of in-store information systems is anticipated for 2006. The improvements in marketing and administrative processes related to this replacement are intended to reduce overheads and enhance the management of retail operations. The preliminary estimate of the cost to replace in-store systems is $1.5 million. This cost will be treated as growth capital when incurred.

Interest Rate Risk and Sensitivity

The Fund's bank indebtedness and long-term debt (note 11 to the Financial Statements) bear interest at floating rates based on the bank's prime rate or at short term banker's acceptance rates, thus exposing the Fund to some interest rate fluctuations. As of December 31, 2005, the Fund had total credit facilities of $46.5 million of which $25.0 million was utilized at December 31, 2005. Proceeds from the March 2, 2005 issue of Fund Units were used for acquisitions, the development of new stores as well as to temporarily reduce inventory debt.

Based on the average debt outstanding during 2005, a 1.0% increase in interest rates would have reduced distributable cash by $261,000.

Contractual Obligations

The table below sets forth, as of December 31, 2005, the contractual obligations of the Fund, due in the years indicated, which relate to various premises operating leases and the $11,352,466, non-revolving loan that is repayable in April of 2007.

	2006	2007	2008	2009	2010 and thereafter
Operating Leases	$5,223,950	$4,902,253	$4,590,708	$3,584,509	$10,365,964
Long Term Debt		11,352,466			
Total	$5,223,950	$16,254,719	$4,590,708	$3,584,509	$10,365.964

OFF BALANCE SHEET ARRANGEMENTS

The Fund has not entered into any off-balance sheet arrangements.

CRITICAL ACCOUNTING ESTIMATES

Goodwill

Goodwill is not amortized and is assessed for impairment at the reporting unit level. The impairment test is done annually unless circumstances arise that would potentially impair the carrying value of goodwill. Any potential goodwill impairment is identified by comparing the fair value of a reporting unit to its carrying value. If the fair value of the reporting unit exceeds its carrying value, goodwill is considered not to be impaired. If the carrying value of the reporting unit exceeds its fair value, potential goodwill impairment has been identified and must be quantified by comparing the estimate fair value of the reporting unit's goodwill to its carrying value. Any goodwill impairment will result in a reduction in the carrying value of goodwill on the consolidated balance sheet and in the recognition of a non-cash impairment charge in operating income.

Amortization Policies and Useful Lives

The Fund amortizes property, equipment and intangible assets over the estimated useful service lives of the assets. In determining the estimated useful life of these assets, significant judgment by management is required. In determining these estimates, the Fund takes into account industry trends and Fund-specific factors, including changing technologies and expectation for the in-service period of these assets. The Fund assesses the estimated useful life of these assets on an annual basis to ensure they match the anticipated life of the asset from a revenue producing perspective. If the Fund determines that the useful life of an asset is different from the original assessment, changes to amortization will be applied prospectively.

Purchase Price Allocations

During 2005, the Fund completed the acquisition of 22 retail liquor store businesses. The allocations of the purchases price for these transactions involved determining the fair values assigned to the tangible and intangible assets acquired. The Fund uses independent valuators to determine the fair value of the tangible assets and certain intangible assets of the acquired stores. Other intangible assets are allocated based on a calculation of fair values by management. A discounted cash flow analysis was prepared to determine these fair values. Goodwill is calculated based on the purchase price less the fair value of the tangible and intangible assets stated above.

CHANGES IN ACCOUNTING POLICIES

Management is not aware of any recent accounting pronouncements or developments that will affect the Fund's financial statements. Management will continue to monitor and assess the impact of accounting pronouncements on the financial statements of the Fund as they become available.

FINANCIAL INSTRUMENTS

Due to the nature of its business, the Fund does not engage in activities or hold assets that would require the Fund to acquire financial instruments for hedging or speculative purposes. The financial instruments that are held by the Fund consist of accounts receivable, bank indebtedness, advances to equity investment, accounts payable and accrued liabilities, distributions payable and long-term debt. The financial instruments are held in the normal course of operations and as a result no significant accounting policies need to be adopted or assumptions made in reporting the Fund's financial instruments.

TRANSACTIONS WITH RELATED PARTIES

The Fund has a conflict of interest policy that requires the disclosure of potential conflicts and excludes persons with a material conflict of interest from any related decisions.

During the quarter and twelve months ended December 31, 2005, the Fund incurred professional fees of $139,183 and $257,197 respectively to a law firm where one of the partners is a director of a subsidiary of the Fund. The Fund also leases a warehouse from a company controlled by a director of a subsidiary and one retail location is leased from a company of which two directors of a subsidiary are shareholders. Total lease payments under these agreements were $81,193. During the quarter and year ended December 31, 2005, the Fund paid fees and expenses to a company controlled by the President of Liquor Stores GP Inc.(the "GP"), relating to supervision of the construction of developed stores, in the amount $52,997 and $83,647, respectively. Included in accounts payable and accrued liabilities is $94,848 relating to these transactions (see note 12 to the Financial Statements).

OUTLOOK

For 2006 and beyond the Fund will continue to follow the same acquisition and store development strategy that lead to an increase in the number of stores from 50 to 75 in 2005.

Management believes there will continue to be a consolidation trend in the industry and that the Fund is well positioned to benefit from this. Currently the Fund has commitments for the development and opening of 8 new stores in 2006 and several more that are pending. Acquisition opportunities are being actively pursued although none can be currently announced.

DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Chief Executive Officer and Chief Financial Officer, on a timely basis so that appropriate decisions can be made regarding public disclosure.

As of the end of the period covered by this report, the GP's management evaluated the effectiveness of the design and operation of its disclosure controls and procedures, under the supervision of, and with the participation of the Chief Executive Officer and Chief Financial Officer. Based on this evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that the Fund's disclosure controls and procedures, as defined in Multilateral Instrument 52-109, Certification of Disclosure in Issuers Annual and Interim Filings are effective to ensure that material information relating to the Fund is made known to management on a timely basis and is included in this report.

ADDITIONAL INFORMATION

Additional information relating to the Fund, including the Fund's Annual Information Form and other public filings is available on SEDAR (www.sedar.com) and on the Fund's website at www.liquorstoresincomefund.com.

RISK FACTORS

The Fund's results of operations, business prospects, financial condition, cash distributions to Unitholders and the trading price of the Fund's units are subject to a number of risks. These risk factors include: risks relating to government regulation; competition; Liquor Stores LP's ability to locate and secure acceptable store sites and to adapt to changing market conditions; risks relating to future acquisitions and development of new stores; dependence on key personnel; supply interruption; reliance on information and control systems; absence of an operating history as a public company; dependence on capital markets to fund Liquor Stores LP's growth strategy beyond its available credit facilities; dependence of the Fund on Liquor Stores LP; leverage and restrictive covenants in agreements relating to current and future indebtedness of Liquor Stores LP; restrictions on the potential growth of Liquor Stores LP as a consequence of the payment by Liquor Stores LP of substantially all of its operating cash flow; income tax related risks including the risk of changes in the tax treatment of income trusts; and the Vendors' right to approve certain material transactions. For a discussion of these risks and other risks associated with an investment in Fund Units, see "Risk Factors" detailed the Fund's Annual Information Form, which is available at www.sedar.com.

On September 9, 2005, the federal Finance Department issued a consultation paper related to the taxation and economic efficiency of income trusts. On November 29, 2005 an announcement was made that rather than changing taxation related to income trusts, the dividend tax credit for investors in public companies would be increased.

NON-GAAP MEASURES

References to "EBITDA" are to earnings before interest, income taxes, depreciation and amortization and references to "distributable cash" are to cash available for distribution to Unitholders in accordance with the distribution policies of the Fund. Management believes that, in addition to income or loss, EBITDA and cash available for distribution before debt service, changes in working capital, capital expenditures and income taxes are useful supplemental measures of performance. Specifically, management believes that EBITDA is the appropriate measure from which to make adjustments to determine the distributable cash of the Fund. Distributable cash of the Fund is a measure generally used by Canadian open-ended trusts as an indicator of financial performance. As one of the factors that may be considered relevant by prospective investors is the cash distributed by the Fund relative to the price of the Fund Units, management believes that distributable cash of the Fund is a useful supplemental measure that may assist prospective investors in assessing an investment in the Fund.

EBITDA and distributable cash are not earnings measures recognized by GAAP and do not have standardized meanings prescribed by GAAP. Investors are cautioned that EBITDA and distributable cash should not replace net income or loss (as determined in accordance with GAAP) as an indicator of the Fund's performance, of its cash flows from operating, investing and financing activities or as a measure of its liquidity and cash flows. The Fund's methods of calculating EBITDA and distributable cash may differ from the methods used by other issuers. Therefore, the Fund's EBITDA and distributable cash may not be comparable to similar measures presented by other issuers.

Earnings from operations for purposes of disclosure under "Operating Results" have been calculated as follows. In the case of the Fund, earnings from operations have been derived by adding interest expense, income tax expense, amortization of property and equipment, intangibles and pre-opening costs and non-controlling interest to net earnings for the period. In the case of the Vendors, earnings from operations have been derived by adding amortization expense, charitable donations, management salaries to directors, officers and shareholders, interest expense, income tax expense and non-controlling interest to the net income for the period and subtracting from the resulting total income taxes recovered and income arising from subsidiaries accounted for on an equity basis.

Earnings from operations as so calculated is not a measure recognized by GAAP and does not have a standardized meaning prescribed by GAAP. Investors are cautioned that earnings from operations as so calculated should not replace net income or loss (as determined in accordance with GAAP) as an indicator of the Fund's performance, of its cash flows from operating, investing and financing activities or as a measure of its liquidity and cash flows. The Fund's method of calculating earnings from operations as so calculated may differ from the methods used by other issuers. Therefore, the Fund's earnings from operations as so calculated may not be comparable to similar measures presented by other issuers.

FORWARD LOOKING STATEMENTS

This management's discussion and analysis contains forward-looking statements. All statements other than statements of historical fact contained in this management's discussion and analysis are forward-looking statements, including, without limitation, statements regarding the future financial position, cash distributions, business strategy, proposed acquisitions, budgets, litigation, projected costs and plans and objectives of or involving the Fund or Liquor Stores LP. You can identify many of these statements by looking for words such as "believes", "expects", "will", "intends", "projects", "anticipates", "estimates", "continues" or similar words or the negative thereof. These forward-looking statements include statements with respect to the amount and timing of the payment of the distributions of the Fund. There can be no assurance that the plans, intentions or expectations upon which these forward-looking statements are based will occur. Forward-looking statements are subject to risks, uncertainties and assumptions, including, but not limited to, those discussed elsewhere in this management's discussion and analysis. There can be no assurance that such expectations will prove to be correct.

Some of the factors that could affect future results and could cause results to differ materially from those expressed in the forward-looking statements contained herein include, but are not limited to, those discussed under 'Risk Factors".

The information contained in this management's discussion and analysis, including the information set forth under "Risk Factors", identifies additional factors that could affect the operating results and performance of the Fund and Liquor Stores LP.

The forward-looking statements contained herein are expressly qualified in their entirety by this cautionary statement. The forward-looking statements included in this management's discussion and analysis is made as of the date of this management's discussion and analysis and the Fund assumes no obligation to update or revise them to reflect new events or circumstances except as expressly required by applicable securities law.

Liquor Stores Income Fund

Consolidated Financial Statements
December 31, 2005 and 2004

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Chartered Accountants
Suite 1501, TD Tower
10088 – 102 Avenue
Edmonton, Alberta
Canada T5J 3N5
Telephone +1 (780) 441 6700
Facsimile +1 (780) 441 6776

February 15, 2006

Auditors' Report

To the Trustees of
Liquor Stores Income Fund

We have audited the consolidated balance sheets of **Liquor Stores Income Fund** as at December 31, 2005 and 2004 and the consolidated statements of earnings and cumulative undistributed earnings and cash flows for the year ended December 31, 2005 and for the period from August 10, 2004 to December 31, 2004. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2005 and 2004 and the results of its operations and its cash flows for the periods then ended in accordance with Canadian generally accepted accounting principles.

PricewaterhouseCoopers LLP

Chartered Accountants

Liquor Stores Income Fund

Consolidated Balance Sheets

As at December 31, 2005 and 2004

	2005 $	2004 $
Assets		
Current assets		
Cash	2,047,400	1,003,804
Accounts receivable	1,102,634	666,130
Inventory	34,066,925	20,676,416
Prepaid expenses and deposits	1,552,731	413,585
	38,769,690	22,759,935
Pre-opening costs	471,903	164,954
Equity investment (note 6)	422,789	432,728
Property and equipment (note 7)	18,007,419	12,184,265
Future income taxes (note 8)	34,000	14,000
Intangible assets (note 9)	424,293	406,466
Goodwill (note 10)	82,676,117	66,943,639
	140,806,211	102,905,987
Liabilities		
Current liabilities		
Bank indebtedness (note 11)	15,492,652	12,222,372
Accounts payable and accrued liabilities (note 12)	3,628,182	1,629,896
Distributions payable to unitholders (note 17)	553,576	358,190
Distributions payable to non-controlling interest (note 17)	752,500	721,523
	20,426,910	14,931,981
Long-term debt (note 11)	11,352,466	7,397,917
	31,779,376	22,329,898
Commitments (note 13)		
Non-controlling interest (note 15)	41,700,230	42,376,480
Unitholders' Equity		
Unitholders' equity		
Fund Units (note 14)	66,990,066	37,814,172
Cumulative undistributed earnings	336,539	385,437
	67,326,605	38,199,609
	140,806,211	102,905,987

Liquor Stores Income Fund

Consolidated Statements of Earnings and Cumulative Undistributed Earnings

For the year ended December 31, 2005 and for the period from August 10, 2004, including operations from September 28, 2004 (date of commencement of business operations) to December 31, 2004

	Year ended December 31, 2005 $	Three-month period ended December 31, 2004 $
Sales	157,443,781	35,542,909
Cost of sales	122,114,588	27,571,758
Gross margin	35,329,193	7,971,151
Expenses		
Operating	18,072,344	3,633,204
Administrative	3,843,880	851,521
Amortization of property and equipment	1,349,357	249,728
Acquisition and store development	457,223	-
Amortization of intangible assets	85,800	22,534
Amortization of pre-opening costs	82,566	-
	23,891,170	4,756,987
Earnings before the undernoted items	11,438,023	3,214,164
Loss on disposal of property and equipment	(267,400)	-
	11,170,623	3,214,164
Interest expense		
Interest on current debt	(604,096)	(171,302)
Interest on long-term debt	(254,874)	(86,236)
	(858,970)	(257,538)
Earnings before non-controlling interest	10,311,653	2,956,626
Non-controlling interest	(4,213,705)	(1,460,921)
Net earnings for the year	6,097,948	1,495,705
Cumulative undistributed earnings – Beginning of year	385,437	-
Distributions declared	(6,146,846)	(1,110,268)
Cumulative undistributed earnings – End of year	336,539	385,437
Basic earnings per Unit (note 16)	1.045	0.348
Diluted earnings per Unit (note 16)	1.029	0.348

Liquor Stores Income Fund

Consolidated Statements of Cash Flows

For the year ended December 31, 2005 and for the period from August 10, 2004, including operations from September 28, 2004 (date of commencement of business operations) to December 31, 2004

	Year ended December 31, 2005 $	Three-month period ended December 31, 2004 $
Cash provided by (used in)		
Operating activities		
Net earnings for the year	6,097,948	1,495,705
Items not affecting cash		
Amortization	1,517,723	272,262
Future income taxes	(20,000)	6,000
Equity (earnings) loss	(54,973)	1,942
Loss on disposal of property and equipment	267,400	-
Accrued interest	-	122,217
Non-controlling interest	4,213,705	1,460,921
	12,021,803	3,359,047
Net change in non-cash working capital items	(7,458,694)	(2,696,092)
	4,563,109	662,955
Financing activities		
Net proceeds from the issuance of Units	28,679,064	37,814,172
Increase in bank indebtedness	3,270,280	12,166,973
Proceeds of long-term debt	11,454,549	7,331,099
Repayment of long-term debt	(7,500,000)	-
Distributions paid to unitholders	(5,951,460)	(752,078)
Distributions paid to non-controlling interest	(4,362,147)	(362,918)
	25,590,286	56,197,248
Investing activities		
Business acquisitions (note 5)	(26,218,005)	(55,445,706)
Cash acquired on acquisitions	51,150	38,413
Purchase of property and equipment	(2,618,341)	(115,786)
Proceeds on disposal of property and equipment	-	1,350
Pre-opening costs	(389,515)	-
Advances from (to) equity investee	64,912	(334,670)
	(29,109,799)	(55,856,399)
Increase in cash	1,043,596	1,003,804
Cash – Beginning of year	1,003,804	-
Cash – End of year	2,047,400	1,003,804
Supplementary information		
Interest paid	882,318	135,321

1 Nature of operations and organization

Liquor Stores Income Fund (the "Fund") is an unincorporated, open ended, limited purpose trust established under the laws of the Province of Alberta pursuant to a Declaration of Trust dated August 10, 2004.

The Fund commenced business operations on September 28, 2004, when it completed an initial public offering (the "IPO") of 4,300,000 trust units ("Fund Units"), at a price of $10 per unit, for aggregate gross proceeds of $43,000,000. Concurrent with the closing of the IPO, the Fund acquired a 50.6% indirect interest in Liquor Stores Limited Partnership ("Liquor Stores LP") (note 4) and Liquor Stores LP acquired the net assets (the "Acquired Business") of The Liquor Depot Corporation and Liquor World Group Inc. and other wholly owned subsidiaries or companies that were under common control (collectively, the "Vendors"). As at December 31, 2005, Liquor Stores LP operated seventy (2004 – forty-nine) retail liquor stores in Alberta and five (2004 – one) retail liquor stores in British Columbia.

2 Significant accounting policies

These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada and reflect the following accounting principles.

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. For example, goodwill is assessed for impairment based on the expected discounted future cash flows of the related operations, and amortization of property and equipment is based on their estimated useful lives. These estimates are reviewed periodically and, as adjustments become necessary, they are reported in income in the period in which they become known.

a) Basis of presentation

These consolidated financial statements include the accounts of the Fund, Liquor Stores Operating Trust, Liquor Stores LP, Liquor Stores GP Inc. and several subsidiaries thereof. All inter-entity balances and transactions have been eliminated on consolidation.

The Fund accounts for investments in which it has significant influence, but not control, using the equity method.

b) Revenue recognition

Revenue is generated from sales to customers through retail stores and is recognized at the point of sale.

c) Cash

Cash consists of cash on hand and balances with banks.

d) Inventory

Inventory is valued at the lower of cost, determined on the first in, first out basis, and net realizable value.

e) Pre-opening costs

Pre-opening costs represent direct costs incurred in acquiring and developing new stores in British Columbia and Alberta. The Fund defers such expenditures incurred during the pre-operating period. These costs are amortized over the two years after a developed store commences operations. Costs related to acquired stores are capitalized at the time of possession. Costs incurred relating to locations that are subsequently abandoned are expensed in the period of abandonment.

f) Property and equipment

Property and equipment is recorded at cost. Amortization is provided for over the estimated useful lives of assets on a straight-line basis at annual rates disclosed in note 7. The Fund will test its property and equipment for impairment when events and circumstances warrant such a review. An impairment loss is recorded when it is determined that the carrying amount is no longer recoverable and exceeds its fair value.

g) Goodwill

Goodwill represents the excess of the cost of an acquired business over the estimated fair value of the identifiable net assets acquired. Goodwill is not amortized, but is assessed annually or when events and circumstances indicate the carrying value may not be recoverable. The Fund uses the two step impairment test as outlined in CICA handbook section 3062.27 to determine if there is impairment in the carrying value of goodwill. The Fund uses a combination of the discounted cash flow model and the market comparable approach for determining the fair value of its reporting units.

h) Intangible assets

Intangible assets represent management's estimate of the fair value at the time of acquisition. Intangible assets consist of customer relationships, existing retail liquor licenses and business permits, including zoning permissions to operate a retail liquor store and the value attributed to property leases acquired at less than market rates.

The amount attributable to customer relationships is amortized over five years and the amount attributable to property leases is amortized over the remaining term of the lease. The Fund will assess the carrying value of limited life intangible assets for impairment when events or circumstances warrant such a review. An impairment loss is recorded when it is determined that the carrying amount of the assets is no longer recoverable and exceeds their fair value.

Retail liquor licenses and business permits to operate a retail liquor store have an indefinite life; therefore, the cost attributable to these items is not amortized. The Fund will assess the carrying value of this unlimited life intangible asset for impairment annually, or more frequently, if events or changes in circumstances indicate that their carrying value may not be recoverable. An impairment loss is recorded when it is determined that the carrying amount is no longer recoverable and exceeds its fair value.

i) Future income taxes

Incorporated subsidiaries of the Fund use the asset and liability method of accounting for future income taxes. Under this method, future income tax assets and liabilities are recorded based on temporary differences between the carrying amount of balance sheet items and their corresponding tax bases. In addition, the future benefits of income tax assets, including unused tax losses, are recognized, subject to a valuation allowance, to the extent that it is more likely than not that such future benefits will ultimately be realized. Future income tax assets and liabilities are measured using enacted tax rates and laws expected to apply when the tax liabilities or assets are to be either settled or realized.

Income tax obligations relating to distributions of the Fund are the obligations of the Unitholders and, accordingly, no provision for income taxes has been made in respect of the assets and liabilities of the Fund.

j) Long-term incentive plan

The Fund has adopted a long-term incentive plan (the "Plan") to provide eligible employees fund bonuses, in the form of units of the Fund, where the distributable cash of the Fund exceeds certain specified threshold amounts. The cost is accrued as an expense for the period if the distributable cash flow per unit exceeds the thresholds established by the Plan.

3 Adoption of recent Canadian accounting pronouncements

Variable interest entities

Effective January 1, 2005, the Fund adopted Accounting Guideline 15, Consolidation of Variable Interest Entities. This guideline requires the consolidation of certain entities that are subject to control on a basis other than the ownership of voting interest. The adoption of this guideline did not have a significant impact on the consolidated financial statements of the Fund.

4 Issuance of Units

On March 2, 2005, the Fund issued 1,830,000 Fund Units at $16.40 per Fund Unit for aggregate proceeds of $30,012,000. The costs of issuance of the units were $1,332,936 resulting in net proceeds of $28,679,064. The Fund used the net proceeds from the issuance to acquire new stores as described in note 5, to repay existing indebtedness and for general corporate purposes.

On September 28, 2004, the Fund completed the IPO for aggregate proceeds of $43,000,000. The cost of issuance of the units was $5,185,828, resulting in net proceeds of $37,814,172. Concurrent with the closing of the IPO, the Fund used the net proceeds from the IPO to acquire an indirect 50.6% interest in Liquor Stores LP, represented by 4,300,000 Ordinary LP Units. Liquor Stores LP combined these funds with funds from new credit facilities and contributions by the Vendors, to acquire, through a series of transactions, 100% of the net business assets of the Vendors as described in Note 5.

5 Business Acquisitions

a) 2005 Acquisitions

During the year ended December 31 2005, the Fund completed the acquisition of 22 retail liquor store businesses. The business acquisitions have been accounted for using the purchase method, whereby the purchase consideration was allocated to the estimated fair values of the assets acquired and liabilities assumed at the effective date of the purchase.

The purchase price allocated to the assets acquired and the liabilities assumed, based on their fair values, is as follows:

	$
Property and equipment	4,821,570
Goodwill	15,732,478
Intangible assets	103,627
	20,657,675
Net working capital	5,560,330
Cash paid	26,218,005

For two agreements entered into for the purchase of certain stores, the Fund may be required to make contingent payments as follows: i) $100,000 each year for the next six years provided that certain store sales threshold are achieved; and ii) 1% of gross sales of certain stores payable quarterly for the next five years to a maximum of $450,000.

These payments, if any, will be recorded as an additional cost of the purchase as they are resolved.

b) 2004 Acquisitions

The acquisition of the Fund's interest in the Acquired Business has been accounted for using the purchase method.

The purchase price allocated to the assets acquired and the liabilities assumed, based on their fair values, is as follows:

	$
Property and equipment	12,319,558
Goodwill	66,943,639
Intangible assets	429,000
Other assets	121,975
	79,814,172
Net working capital	17,631,534
	97,445,706

	$
Consideration, being cash from IPO and new credit facilities	55,445,706
Liquor Stores LP Exchangeable LP Units	20,750,000
Liquor Stores LP Subordinated LP Units	21,250,000
	97,445,706

6 Equity investment

	2005 $	2004 $
Shares – 50%	1	1
Equity earnings (loss)	53,031	(1,942)
Advances	369,757	434,669
	422,789	432,728

The advances are non-interest bearing and have no specified repayment terms.

7 Property and equipment

				2005
	Rate %	**Cost $**	**Accumulated amortization $**	**Net book value $**
Leasehold improvements	7	14,904,491	1,085,941	13,818,650
Operating equipment	10	1,773,400	165,453	1,607,947
Office equipment and fixtures	10	696,971	75,055	621,916
Computer equipment	20	676,159	101,789	574,370
Automotive	20	307,386	50,987	256,399
Signage	10	683,564	67,374	616,190
Shelving and racking	10	570,601	58,654	511,947
		19,612,572	1,605,253	18,007,419

				2004
	Rate %	**Cost $**	**Accumulated amortization $**	**Net book value $**
Leasehold improvements	7	9,876,931	183,362	9,693,569
Operating equipment	10	1,012,416	20,405	992,011
Office equipment and fixtures	10	360,933	9,461	351,472
Computer equipment	20	216,075	11,232	204,843
Automotive	20	133,163	6,931	126,232
Signage	10	433,081	7,890	425,191
Shelving and racking	10	401,394	10,447	390,947
		12,433,993	249,728	12,184,265

8 Future income taxes

The Fund has recognized future income taxes related to non-capital losses of $312,000 (2004 – $63,078) available in a subsidiary to offset income of future years. If not utilized, the losses will expire in 2015.

The Fund records income taxes relating to temporary differences and income earned by corporate subsidiaries of the Fund. The Fund does not record income taxes relating to the remaining temporary differences nor the remaining income earned by the Fund. Unitholders of the Fund will be responsible for these income taxes. The taxable (deductible) temporary differences relating to assets (liabilities) of the Fund for which income taxes are not recorded are as follows:

	2005 $	2004 $
Goodwill	31,912,977	26,491,523
Property and equipment	7,558,034	6,650,993
Deferred lease inducements	(8,498)	(9,486)
Issue costs	(4,344,003)	(4,163,694)
	35,118,510	28,969,336

9 Intangible assets

			2005
	Cost $	Accumulated amortization $	Net $
Customer relationships	139,058	24,874	114,184
Retail liquor licenses and business permits	11,000	-	11,000
Leases	382,569	83,460	299,109
	532,627	108,334	424,293

			2004
	Cost $	Accumulated amortization $	Net $
Customer relationships	93,000	4,650	88,350
Retail liquor licenses and business permits	11,000	-	11,000
Leases	325,000	17,884	307,116
	429,000	22,534	406,466

10 Goodwill

	2005 $	2004 $
Balance – Beginning of year	66,943,639	-
Business acquisitions (note 5)	15,732,478	66,943,639
Balance – End of year	82,676,117	66,943,639

The Fund performed an annual goodwill impairment test and determined there was no impairment to the carrying value of goodwill at December 31, 2005.

11 Bank indebtedness and long-term debt

Interest on bank indebtedness is payable at the lender's prime rate plus 0.25% or at the banker's acceptance rate plus 1.50%. As at December 31, 2005, there were no banker's acceptances. As at December 31, 2004, included in bank indebtedness are banker's acceptances of $6,500,000 at an effective rate of 4.34% and $5,000,000 at an effective rate of 4.13%.

Interest on long-term debt is payable at the bank's prime rate plus 0.50%. As of December 31, 2005, the effective long-term debt rate of interest was 5.50% (2004 – 4.59%). The loan matures on April 30, 2006. The loan does not require principal repayments, but the bank has the right to demand the loan to repaid in full, three hundred and sixty four days from the maturity of the current term. Therefore the loan is due on April 29, 2007.

The bank indebtedness and long-term debt are collateralized by a general security agreement covering all present and after acquired personal property of Liquor Stores LP and also by a floating charge over all of Liquor Stores LP's present and after acquired real property and an assignment of Liquor Stores LP's insurance.

12 Related party transactions

During the year, the Fund incurred professional fees of $257,197 (2004 – $9,400) to a law firm where one of the partners is a director of a subsidiary of the Fund. Rent paid to companies controlled by directors of a subsidiary of the Fund amounted to $81,193 (2004 – $17,600). During the year, the Fund paid fees and expenses to a company controlled by the President of the Fund, relating to the supervision of construction of developed stores, in the amount of $83,647 (2004 – $nil). These transactions are incurred in the normal course of business at terms similar with unrelated parties and are measured at the exchange amount. Included in accounts payable and accrued liabilities is $94,848 (2004 – $7,100) relating to these transactions.

As at December 31, 2004, accounts payable and accrued liabilities included $427,373 owing to the Vendors relating to the acquisition of assets at the time of the IPO. No interest is charged on these amounts. There were no amounts owing to the Vendors at December 31, 2005.

13 Commitments

The Fund occupies its retail locations under lease agreements with varying terms from five to fifteen years, expiring from November 2006 to October 2019. The leases provide for minimum annual lease payments as follows:

	$
Years ending December 31, 2006	5,223,950
2007	4,902,253
2008	4,590,708
2009	3,564,509
2010	2,657,771
Aggregate of all years thereafter	7,708,193
	28,647,384

14 Unitholder's equity

Fund Units

Units outstanding and capital contributions are as follows:

	Number of units #	Issue costs $	Net capital contributions $
Balance – September 28, 2004 and December 31, 2004	4,300,000	5,185,828	37,814,172
Units issued on March 2, 2005	1,830,000	1,332,936	28,679,064
Exchangeable LP Units exchanged during 2005	49,683	-	496,830
Balance – December 31, 2005	6,179,683	6,518,764	66,990,066

An unlimited number of Fund Units may be created and issued pursuant to the Declaration of Trust. Each Fund Unit is transferable and represents an equal undivided beneficial interest in any distributions from the Fund, whether of net income, net realized capital gains or other amounts and in the net assets of the Fund in the event of a termination or winding up of the Fund. All Fund Units entitle the holder thereof to one vote and each Fund Unit has equal voting rights and privileges.

15 Non-controlling interest

	Liquor Stores LP Exchangeable LP Units	Liquor Stores LP Subordinated LP Units	Total
	#	#	#
Liquor Stores LP Units			
Balance – September 28, 2004 and December 31, 2004	2,075,000	2,125,000	4,200,000
Exchange for Fund Units	(49,683)	-	(49,683)
Balance – December 31, 2005	2,025,317	2,125,000	4,150,317
	$	$	$
Balance – September 28, 2004	20,750,000	21,250,000	42,000,000
Earnings	721,765	739,156	1,460,921
Distributions declared	(535,766)	(548,675)	(1,084,441)
Balance – December 31, 2004	20,935,999	21,440,481	42,376,480
Earnings	2,074,922	2,138,783	4,213,705
Units exchanged for Fund Units	(496,830)	-	(496,830)
Distributions declared	(2,162,215)	(2,230,910)	(4,393,125)
Balance – December 31, 2005	20,351,876	21,348,354	41,700,230
	#	#	#
Fund Special Voting Units			
Balance – September 28, 2004 and December 31, 2004	2,075,000	2,125,000	4,200,000
Exchange for Fund Units	(49,683)	-	(49,683)
Balance –December 31, 2005	2,025,317	2,125,000	4,150,317
	$	$	$
Balance – September 28, 2004, December 31, 2004 and December 31, 2005	-	-	-

Liquor Stores LP Exchangeable LP Units ("Exchangeable LP Units")

The Exchangeable LP Units issued by Liquor Stores LP have economic and voting rights equivalent to the Fund Units (note 14), except in connection with the exchangeability terms as described below. They are exchangeable, directly or indirectly, on a one-for-one basis for Fund Units at the option of the holder, under the terms of the Exchange Agreement. The Exchangeable LP Units are not required to be exchanged for Fund Units before transferring to third parties. As a result, they have been treated as non-controlling interest, in accordance with the CICA Emerging Issues Committee Abstract #151.

Each Exchangeable LP Unit entitles the holder to receive distributions from Liquor Stores LP pro rata with distributions made by Liquor Stores LP on Fund Units.

Liquor Stores LP Subordinated LP Units ("Subordinated LP Units")

The Subordinated LP Units have economic and voting rights equivalent to the Fund Units (note 14), except in connection with the subordination terms as described below. As a result, they have been treated as non-controlling interest, in accordance with the CICA Emerging Issues Committee Abstract #151.

Distributions are to be made monthly on the Fund Units (note 14) and Exchangeable LP Units to the extent cash is available to make cash distributions. Distributions on the Subordinated LP Units are subordinated and are made quarterly in an amount equal to the amount distributed per Ordinary LP Units and Exchangeable LP Units during such fiscal quarter, only after the distributions have been made on the Ordinary LP Units and Exchangeable LP Units and to the extent cash is available to make such distributions.

The Subordinated LP Units will be automatically exchanged for Exchangeable LP Units on a one-for-one basis (and the subordination provisions will only apply until) as at the end of any fiscal year ending on or after December 31, 2007 if, for that fiscal year, the Fund has earned EBITA (earnings before interest, taxes and amortization) of at least $9.836 million and the Fund has paid distributions of at least $1.00 per LP Unit for such fiscal year.

In the event that a take-over bid by a person acting at arm's length to the holders of the Subordinated LP Units is accepted by holders of the Fund Units representing 20% or more of the issued and outstanding Units of the Fund on a fully diluted basis, or in the event of certain other acquisition transactions in respect of the Fund, the subordination provisions will terminate and the Subordinated LP Units will automatically convert into Exchangeable LP Units on a one-for-one basis.

Fund Special Voting Units

Fund Special Voting Units are non-participating and are used solely for providing voting rights to persons holding Exchangeable LP Units and Subordinated LP Units. Fund Special Voting Units are not transferable separately from Exchangeable LP Units and Subordinated LP Units to which they relate. Fund Special Voting Units will automatically be transferred upon a transfer of the Exchangeable LP Units or the Subordinated LP Units to which they relate. The Fund Special Voting Units are not entitled to any beneficial interest in any distribution from the Fund or in the net assets of the Fund in the event of a termination or winding up of the Fund. Each Fund Special Voting Unit entitles the holder thereof to one vote at all meetings of Unitholders.

If the Exchangeable LP Units or the Subordinated LP Units are purchased in accordance with the Exchange Agreement, a like number of Fund Special Voting Units will be redeemed by the Fund for a nominal amount. The Fund issued 4,200,000 Fund Special Voting Units relating to the 2,075,000 Exchangeable LP Units and 2,125,000 Subordinated LP Units that were issued at the time of the IPO.

16 Earnings per Unit

	2005 $	2004 $
Net earnings – numerator utilized in basic Earnings per Unit	6,097,948	1,495,705
Non-controlling interest	4,213,705	1,460,921
Earnings – numerator utilized in diluted Earnings per Unit	10,311,653	2,956,626
	$	$
Equivalent units outstanding – Beginning of period	4,300,000	4,300,000
Weighted average of equivalent Units issued	1,537,614	-
Denominator utilized in basic Earnings per Unit	5,837,614	4,300,000
Exchangeable and Subordinated Units	4,186,551	4,200,000
Denominator utilized in diluted Earnings per Unit	10,024,165	8,500,000
Earnings per Unit – Basic	1.045	0.348
Earnings per Unit – Diluted	1.029	0.348

17 Distributions

Distributions are determined based on earnings, before amortization, but reduced by capital expenditures. Distributions totalling $1.05 (2004 – $0.2582) per Unit for each of Fund Units, Exchangeable LP Units and Subordinated LP Units were declared by the Fund Unit for the year:

						2005
	Fund Units		**Exchangeable LP Units and Subordinated LP Units**		**Total**	
	Declared $	**Paid $**	**Declared $**	**Paid $**	**Declared $**	**Paid $**
Distributions	6,146,846	5,593,270	4,393,125	3,640,625	10,539,971	9,233,895

						2004
	Fund Units		**Exchangeable LP Units and Subordinated LP Units**		**Total**	
	Declared $	**Paid $**	**Declared $**	**Paid $**	**Declared $**	**Paid $**
Distributions	1,110,268	752,078	1,084,411	362,918	2,194,709	1,114,996

At December 31, 2005, distributions payable to unitholders was $553,576 (2004 – $358,190). Distributions outstanding as at December 31, 2004 were paid in 2005.

At December 31, 2005, distributions payable to non-controlling interest was $752,500 (2004 – $721,523). Distributions outstanding as at December 31, 2004 were paid in 2005.

18 Long-term incentive plan

The Fund has adopted a long-term incentive plan (the "Plan") to provide key senior management of the Fund with compensation opportunities that will enhance the ability of the Fund to attract, retain and motivate key personnel and reward these key employees for significant performance and associated per unit cash flow growth. Fund bonuses, in the form of units of the Fund, will be provided to eligible employees on an annual basis where the distributable cash of the Fund exceeds certain specified threshold amounts.

If the distributable cash flow per unit exceeds the base distribution, a percentage of the distributable cash (the participation rate) is contributed by the Fund into a long-term incentive pool. The funds in the pool are used to purchase units of the Fund in the open market, to be provided to eligible employees as bonus compensation. Generally, one-third of these units will vest equally in each of the three years following the grant of these awards. Threshold amounts and participation rates are as follows:

Excess percentage	Proportion of excess percentage paid to plan Trustee
5% or less	Nil
Greater than 5% and up to 10%	10% of any excess over 5%
Greater than 10% and up to 20%	10% of any excess over 5%, plus 20% of any excess over 10%
Greater than 20%	10% of any excess over 5%, plus 20% of any excess over 10%, plus 25% of any excess over 20%

The base distribution for the fiscal period ended December 31, 2004 is $0.2582 per Unit; for the fiscal years ending December 31, 2005 and 2006 is $1.00 per Unit and for the fiscal years ending December 31, 2007 and thereafter, the base distribution will be set by the compensation committee.

For the year ended December 31, 2005, the distributable cash flow per unit exceeded the base distribution by $0.05 per Unit (2004 – $nil). Accordingly the Fund has recorded a liability to the Plan of $17,217 (2004 – $nil), with the acquisition of units to be completed in early 2006.

19 Financial instruments

The Fund, as part of its operations, is party to a number of financial instruments. These financial instruments include accounts receivable, advances to equity investee, bank indebtedness, accounts payable and accrued liabilities, distributions payable and long-term debt. It is management's opinion that the Fund is not exposed to significant interest, currency or credit risk arising from these financial instruments, except as described below.

Interest rate risk

The Fund's bank indebtedness and its long-term debt, as described in note 11, bear interest with floating rates over prime or the appropriate bankers' acceptance rate, thus exposing the Fund to interest rate fluctuations.

Fair value disclosure

The carrying amount of accounts receivable, bank indebtedness, accounts payable and accrued liabilities and distributions payable approximate their fair value either due to their relatively short-term maturities or interest rates which approximate market rates. The fair value of advances to equity investees cannot be determined since the advances do not have specified terms and no active market for the advances exists. The carrying values of long-term debt approximate the fair value of the long-term debt as the interest rate affecting this amount approximates market rates.

20 Economic dependence

Under Alberta provincial legislation, the Fund is required to purchase liquor and related products from the Alberta Gaming and Liquor Commission. As the Fund's income is derived entirely from the sale of liquor and related products, its ability to continue viable operations is dependent upon maintaining its relationship with this main supplier.

21 Comparative figures

Certain comparative figures have been reclassified to conform with the current year presentation.

LIQUOR STORES INCOME FUND ANNOUNCES $32.4 MILLION ISSUANCE OF TRUST UNITS AND $16.7 MILLION SECONDARY OFFERING

EDMONTON, ALBERTA (February 22, 2006) –

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES. ANY FAILURE TO COMPLY WITH THIS RESTRICTION MAY CONSTITUTE A VIOLATION OF U.S. SECURITIES LAW.

Liquor Stores Income Fund (the "Fund") (TSX:LIQ.UN) announced today that it and certain Selling Unitholders have entered into an agreement for the sale of trust units on a bought deal basis to a syndicate of underwriters led by RBC Capital Markets at a price of $20.25 per trust unit.

The offering will consist of 2,427,132 trust units of which 827,132 trust units will be sold by The Liquor Depot Corporation, Liquor Stop Group Inc., Liquor World Group Inc. and Daly Grove Liquor Store Inc., collectively referred to as the "Selling Unitholders". The gross proceeds of the offering will be approximately $49.1 million, of which approximately $32.4 million will be paid to the Fund. The Fund will not receive any proceeds (approximately $16.7) from the sale of trust units by the Selling Unitholders. Closing is anticipated to be on or about March 15, 2006, subject to customary regulatory approvals.

The first cash distribution in which purchasers of the trust units offered will be eligible to participate will be for the month of March with a record date of March 31, 2006, which is expected to be payable on or about April 17, 2006.

The net proceeds of the treasury offering will be used to repay current indebtedness, to fund acquisitions and new store development, and for general corporate purposes.

The trust units will be issued under a short form prospectus in all provinces of Canada other than Quebec. The securities offered have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

About Liquor Stores Income Fund

The Fund is a publicly traded Canadian income fund that participates in the retail liquor industry in Alberta and British Columbia through its 59.92% interest in Liquor Stores Limited Partnership. Liquor Stores Income Fund is Canada's only publicly traded entity with interests exclusively in the retailing of liquor products.

The Fund is the largest liquor retailer in Alberta by number of stores. The Fund currently operates 75 stores, 5 of which are located in British Columbia. In 2005, the Fund acquired or developed 21 stores in Alberta, and 4 in British Columbia.

The trust units trade on the Toronto Stock Exchange under the symbol LIQ.UN.

Additional information about Liquor Stores Income Fund is available at www.sedar.com and the Fund's website at www.liquorstoresincomefund.ca.

For further information, please contact:

Irv Kipnes
Chief Executive Officer
Liquor Stores GP Inc.
(780) 944-9994 ext. 6

Patrick de Grace, CA
Chief Financial Officer
Liquor Stores GP Inc.
(780) 917-4179

FORWARD LOOKING STATEMENTS

Certain statements in this news release are "forward-looking statements", which reflect management's expectations regarding the offering (including the use of proceeds therefrom), and the amount and timing of the payment of distributions of the Fund. All statements other than statements of historical fact contained in this news release are forward-looking statements. Such forward-looking statements involve risks and uncertainties, as they reflect management's current beliefs and are based on information currently available to management. Actual results may differ materially from those anticipated in the statements made. The forward-looking statements are expressly qualified in their entirety by this cautionary statement. The forward-looking statements are made as of the date of this news release and the Fund assumes no obligation to update or revise them to reflect new events or circumstances except as expressly required by applicable securities law. Further information regarding the uncertainties and risks can be found in the disclosure documents filed by the Fund with the securities regulatory authorities, available at www.sedar.com.

February 2006

Liquor Stores Income Fund Announces February Cash Distribution

EDMONTON, Alberta, February 17, 2006 – Liquor Stores Income Fund (the "Fund") (TSX:"LIQ.UN") announced today a cash distribution of $0.10 per trust unit for the month of February, 2006. The distribution will be paid on March 15, 2006 to holders of record of trust units on February 28, 2006.

The Fund's policy is to pay cash distributions on or about the 15th of each month to unitholders of record on the last business day of the preceding month.

About Liquor Stores Income Fund

The Fund is a publicly traded Canadian Income Fund that participates in the retail liquor industry in Alberta and British Columbia through its 59.84% interest in Liquor Stores Limited Partnership ("Liquor Stores LP"). Liquor Stores Income Fund is Canada's only publicly traded entity with interests exclusively in the retailing of liquor products.

The Fund is the largest liquor retailer in Alberta by number of stores. The Fund currently operates 75 stores, 5 of which are located in British Columbia.

The Fund's Units trade on the Toronto Stock Exchange under the symbol LIQ.UN.

Additional information about Liquor Stores Income Fund is available at www.sedar.com and the Fund's website at www.liquorstoresincomefund.ca.

- 30 -

For further information, please contact:

Irv Kipnes
Chief Executive Officer
Liquor Stores GP Inc.
(780) 944-9994 ext. 6

Patrick de Grace
Chief Financial Officer
Liquor Stores GP Inc.
(780) 917-4179